Exhibit 4.19

Draft to be signed

Deed of Amendment No. 18 to the Financing Agreement dated March 14, 2013

Made and entered into in Tel Aviv, this ___ day of June, 2024

By and Between:	The entities listed in Appendix 1 to the Financing Agreement in their capacity as financiers (the “Financiers”)
of the first part

And:	Bank Hapoalim Ltd. in its capacity as Credit Manager and in its capacity as Security Trustee (“Bank Hapoalim”)
of the second part
And:	Ceragon Networks Ltd. Company No. 51-235244-4 of 3 Uri Ariav Street, Rosh Haayin (the “Borrower”)
of the third part

(each of the Financiers, the Credit Manager, the Security Trustee and the Borrower: “Party,” and collectively: the “Parties”).

Whereas:
on March 14, 2013, the Borrower engaged with the Financiers in a financing agreement, including the appendices and attachments thereto, as amended and as shall be amended from time to time (the “Financing Agreement”), pursuant to which and by virtue whereof, inter alia, the “Credit” was provided to the Borrower; and

Whereas:	the Borrower contacted the Financiers and asked to make various amendments to the Financing Agreement, as set forth in this Deed of Amendment below; and

Whereas:
in reliance upon the accuracy of the Borrower’s declarations and representations in the Financing Agreement and in this Deed of Amendment, as set forth below, and upon compliance with all of the Borrower’s undertakings as set forth in the Financing Agreement, as amended in this Deed of Amendment, the Financiers have agreed to the Borrower’s request, and all subject to and in accordance with the terms, conditions and provisions of the Financing Agreement and this Deed of Amendment;

The following has therefore been declared, stipulated and agreed between the Parties:

1.	General

1.1
The Preamble to this Deed of Amendment forms an integral part hereof. All of the terms mentioned in this Deed of Amendment above and below shall have the meaning ascribed thereto in the Financing Agreement, unless expressly stated otherwise.

1.2	For the avoidance of doubt, it is agreed that this Deed of Amendment forms part of the Credit Documents, as defined in section 2 of the Financing Agreement.

1.3
In addition to any declaration, representation or undertaking of the Borrower in the “Credit Documents” (as this term is defined in the Financing Agreement) or in any other agreement or document that has been or will be provided to the Financiers in connection with the credit or in connection with the collateral, and without prejudicing or derogating from any of the foregoing (except as required by this Deed of Amendment), the Borrower declares, confirms and undertakes the following to the Financiers and the officers:

1.3.1	that the Borrower has complied with and continues to comply with all of the provisions of the Financing Agreement in full and precisely;

1.3.2
that all of the Borrower’s representations as set forth in the Financing Agreement (except those set forth in sections 15.1.2, 15.1.3(a), 15.1.5, 15.1.6, 15.1.10, 15.1.11, 15.1.12 and 15.1.16, and except for the representation in section 15.1.1, solely with respect to the Borrower’s shares being listed for trading on the Tel Aviv Stock Exchange Ltd.) remain unchanged and are accurate and complete as of the date of the signing of this Deed of Amendment;

1.3.3
that: (a) the Borrower has adopted all of the resolutions and obtained all of the agreements, authorizations, permits and approvals as required pursuant to its documents of incorporation, according to any law and according to the instruction of any authority whatsoever in connection with making this Deed of Amendment or in connection with the Financing Agreement, including the appendices thereto; (b) there is no need to adopt any resolutions or provide any additional consents or approvals; (c) all of the required measures and actions have been taken in order to lawfully approve its engagement in this Deed of Amendment; (d) all of the Borrower’s undertakings pursuant to, in the framework of or in connection with this Deed of Amendment or the Financing Agreement or the other Credit Documents are lawful, in effect, valid, binding and enforceable against it, pursuant to the terms and conditions thereof.

2.	Amendment of the Financing Agreement

Effective from the date of the signing of this Deed of Amendment, the Financing Agreement shall be amended in the following manner:

2.1
Extension of the Final Payment Date. Section 2 of the Financing Agreement shall be amended so that the definition of “Final Payment Date” contained therein shall be deleted and replaced by the following:

“The “Final Payment Date” means June 30, 2026.”

2.2
Amendment of section 3.6.1.5 of the Financing Agreement. Section 3.6.1.5 of the Financing Agreement shall be amended so that the words, “months, provided that the loan term does not come to an end after the Final Payment Date,” shall be replaced by the following:

“months. The loan term shall come to an end upon the expiration of the requested period in the withdrawal request as aforesaid or on the Final Payment Date, whichever is earlier.”

2.3	Addition of section 8.4 to the Financing Agreement.

2.3.1	The heading of section 8 shall be amended so that the word “Prepayment” shall be replaced by “Prepayment and Termination of Credit Commitments.”

2.3.2	Section 8.4, worded as follows, shall be added after section 8.3:

 8.4      Voluntary Termination of Credit Facilities

8.4.1
During the Availability Period, the Borrower may request, up to 3 (three) times in each calendar year, to terminate the unused Credit Commitments (as defined in section 2 above) (as they shall be on the Requested Termination Date, as this term is defined below), or any part thereof, by delivering an irrevocable notice, in writing, to the Credit Manager, at least 30 (thirty) days prior to the requested termination date (the “Requested Termination Date”). In such notice, the Borrower shall specify the amount of the Credit Commitment sought to be terminated and the relevant Credit Facility (the “Termination Notice”).

For the avoidance of doubt, it is hereby clarified that a Credit Commitment terminated by the Borrower as stated above is final and absolute, and following the termination of the Credit Commitment (in whole or in part) as stated, in accordance with the Termination Notice, the Borrower shall not be entitled to reinstate the terminated facility and/or any terminated part thereof during the Availability Period.

Furthermore, it is clarified that the non-utilization fee for the Loan Facility and/or the non-utilization fee for the Bank Guarantee Facility, as defined in section 28.2 below, shall continue to be paid as scheduled, including in respect of the period from the date of the delivery of the Termination Notice by the Borrower to the Requested Termination Date, as defined above.

8.4.2
Notwithstanding that stated in section 8.4.1 above, the Borrower shall not be entitled to terminate a Credit Commitment under any of the Credit Facilities upon the occurrence of one or more of the following:

8.4.2.1
If, as a result of the termination, the total Credit Commitment of any Financier on the termination date in relation to such Credit Facility would be lower than the utilized amount of such Credit Facility with said Financier (it is clarified that the utilized amount will also include amounts of withdrawal requests submitted by the Borrower, which amounts have not been provided by the Requested Termination Date);

8.4.2.2
If an Event of Default has occurred (without taking into account any cure and/or waiting periods, if granted under the provisions of this Agreement) that has not been remedied by the Requested Termination Date, or if an Event of Default would occur (without taking into account any cure and/or waiting periods, if granted under the provisions of this Agreement) as a result of the termination of the Credit Commitment on the Requested Termination Date;

8.4.2.3	If there is a legal impediment to the termination of the Credit Commitment.

8.4.3
Any termination of a Credit Commitment as stated in this section 8.4 shall reduce the Credit Commitment of each Financier in said Credit Facility pro rata (in accordance with each Financier’s pro rata share of said Credit Facility). It is clarified that the Borrower shall not be entitled to request, under the provisions of this section 8.4, the termination of a Credit Commitment of a specific Financier or Credit Commitments of part of the Financiers.

2.4	Changing the factoring mix. Section 16.16 of the Financing Agreement shall be amended as follows:

2.4.1	In subsection (a), the amount “$25 million (twenty-five million US dollars)” shall be replaced by the amount “$20 million (twenty million US dollars)”;

2.4.2	In subsection (d), the amount “$15 million (fifteen million US dollars)” shall be replaced by the amount “$18 million (eighteen million US dollars)”;

2.4.3	In subsection (e), the amount “$18 million (eighteen million US dollars)” shall be replaced by the amount “$20 million (twenty million US dollars).”

2.5	Updating section 16.26 of the Financing Agreement. Section 16.26 of the Financing Agreement shall be amended as follows:

2.5.1
At the beginning of section 16.26, the words “as set forth below” shall be replaced by “as set forth below (except for the financial ratio as stated in section 16.26.5(c) below) and it also undertakes to comply with the financial ratio as stated in section 16.26.5(c) below), on each of the dates of the financial statements (annual or quarterly) mentioned in sections 16.28.1 and 16.28.2 of this Agreement:”.

2.5.2	Subsection (c), worded as follows, shall be added after subsection 16.26.5(b) below:

“(c) effective from the date of the Borrower’s financial statements as of June 30, 2024 – 10 (ten) million dollars;”.

2.6	Updating section 28.2 of the Financing Agreement. Section 28.2 of the Financing Agreement shall be amended as follows:

2.6.1	In section 28.2.1.1, the words “an annual rate of 0.8% (eight tenths of a percent)” shall be replaced by “a maximum annual rate of 0.7% (seven tenths of a percent)”;

2.6.2	In section 28.2.3.1, the words “an annual rate of 0.5% (half a percent)” shall be replaced by “a maximum annual rate of 0.6% (six tenths of a percent)”;

2.6.3	In the third paragraph of section 28.2.6, the words “100,000 (one hundred thousand) US dollars” shall be replaced by “50,000 (fifty thousand) US dollars.”

3.	Reducing the Loan Facilities and the Guarantee Facility

3.1	Without derogating from the provisions of sections 18.8 and 18.9 of the Financing Agreement, effective from the date of signing this Deed of Amendment:

The amount of the Bank Guarantee Facilities set forth in Appendix 1 of the Financing Agreement shall be amended so that the total Bank Guarantee Facilities to be allocated by all of the Financiers together shall be reduced and shall amount to US $40,886,000 (forty million eight hundred and eighty six thousand US Dollars), as follows, and each Financier’s share of the Bank Guarantee Facilities shall be as set forth in Appendix 1 of the Financing Agreement (as amended in this Deed of Amendment).

3.2
Effective from the date of signing this Deed of Amendment, Appendix 1 of the Financing Agreement shall be replaced by Appendix 1 attached to this Deed of Amendment, in accordance with the amendments as set forth in section 3.1 above.

3.3
Effective from the date of signing this Deed of Amendment, section 16.28.5 of the Financing Agreement shall be amended so that Appendix 16.28.5 of the Financing Agreement shall be replaced by Appendix 16.28.5 attached to this Deed of Amendment.

4.	Payments

4.1
The Borrower undertakes to pay: (a) to Bank Hapoalim, in its capacity as the Credit Manager, and also (b) to each Financier, through the Credit Manager, a complex transaction fee in connection with the amendment of the Financing Agreement, as set forth in the Side Letter, which will be signed concurrently with the signing of this Deed of Amendment by the Borrower.

4.2	Any payment as set forth above shall be deemed to be final and absolute, and shall not be refunded to the Borrower for any reason whatsoever.

5.	Miscellaneous

5.1
Unless expressly stated otherwise in this Deed of Amendment, the terms, conditions and undertakings specified in this Deed of Amendment do not derogate from, affect or modify any other undertaking of the Borrower to the Financiers, or the validity of any collateral whatsoever provided to the Security Trustee for the Financiers pursuant to and by virtue of the Financing Agreement or the other Credit Documents or any other document or agreement that has been or will be provided to the Financiers or any officer in connection with the credit, and these shall continue to remain in full force and effect and binding, including all of the provisions pertaining to the Financiers’ rights to declare the credit to be immediately due and payable, all in accordance with and subject to the provisions and terms and conditions of the Credit Documents.

5.2
This Deed of Amendment, unless expressly stated otherwise herein, is supplemental to and shall not derogate from or prejudice anything stated in the Financing Agreement or in the Deeds of Amendment, and except as expressly specified in this Deed of Amendment, all of the rights of the Financiers and the Borrower under the Financing Agreement, the Deeds of Amendment and under any law are strictly reserved.

5.3	This Deed of Amendment may be signed by the Parties hereto in one copy or in several separate copies by any of the Parties, which together shall constitute one document.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have hereunto set their hands:

Ceragon Networks Ltd.	Bank Hapoalim Ltd. (as a Financier, in its capacity as Credit Manager and in its capacity as Security Trustee)

First International Bank of Israel Ltd. (as a Financier)

HSBC Bank Plc (as a Financier)

Bank Leumi LeIsrael Ltd. (as a Financier)

Bank Mizrahi Tefahot Ltd. (as a Financier)

Attorney’s Certification

I, the undersigned, Adv. __________, serving as legal counsel to Ceragon Networks Ltd. (the “Borrower”), hereby certify that this Deed of Amendment has been duly signed by the Borrower through __________, ID No. __________, and __________, ID No. __________, pursuant to a duly adopted resolution of the Borrower and in accordance with the Borrower’s current documents of incorporation. Furthermore, I hereby certify that this Agreement has been signed by the persons authorized to bind the Borrower, whose signatures to this Agreement are binding on the Borrower for all intents and purposes.

Date	Attorney’s signature and stamp